Exhibit 99.2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The discussion set out below contains forward-looking statements, including as defined under U.S. federal securities laws, which reflect our current views or expectations with respect to future events and financial performance. Forward-looking statements include statements concerning plans, beliefs, objectives, intentions, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts or that are not present facts or conditions. When used herein, statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “continue,” “seeks,” “views,” “possible,” “likely,” “may,” “should,” and similar words, phrases, or expressions identify forward-looking statements, and the negatives of those words, phrases, or expressions, or statements that events, conditions, or results “can,” “will,” “may,” “must,” “would,” “could,” or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, costs, regulations, events, or trends identify forward-looking statements. The absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication.

The forward-looking statements contained herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

●	our ability to maintain or develop new and existing customer relationships with major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels, and those we may acquire in the future;
●	our future operating and financial results;
●	our future vessel acquisitions, sales, our business strategy, and expected and unexpected capital spending or operating expenses, including general and administrative, drydocking, crewing, bunker costs, and insurance costs;
●	our financial condition and liquidity, including our ability to pay amounts that we owe and to obtain financing in the future to fund capital expenditures, acquisitions, and other general corporate activities;
●	oil tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;
●	our ability to take delivery of, integrate into our fleet, and employ any vessels we may acquire in the future, or any newbuildings we may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;

●	our dependence on our technical manager, Kyklades Maritime Corporation, an affiliate of our Chairman, Mr. Ioannis Alafouzos, to operate our vessels;
●	the aging of our vessels, and those we may acquire in the future, and resultant increases in operation and drydocking costs;
●	the ability of our vessels, and any vessels we may acquire in the future, to pass classification inspections and vetting inspections by oil majors and big chemical corporations, or other authorities;
●	significant changes in vessel performance, including increased vessel breakdowns;
●	length and number of off hire days, drydocking requirements, and insurance costs;
●	availability of key employees and crew;
●	hazards inherent in the maritime industry causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;
●	repudiation, nullification, termination, modification or renegotiation of contracts;
●	U.S., EU or other foreign monetary policy and foreign currency fluctuations and devaluations;
●	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;
●	our ability to repay outstanding indebtedness, to comply with the covenants contained therein, to obtain additional financing, and to obtain replacement charters for our vessels, and any vessels we may acquire in the future, in each case, at commercially acceptable rates or at all;
●	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof, or changes to tax policies and other government regulations and economic conditions that are beyond our control;
●	our ability to pay dividends;
●	our ability to maintain the listing of our common shares on the New York Stock Exchange or the Oslo Stock Exchange;
●	our ability to comply with additional costs and risks related to our environmental, social, and governance policies and regulation;
●	potential liability from litigation, including purported class-action litigation;
●	changes in general economic and business conditions;
●	potential conflicts of interest involving our significant shareholders;

●	general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists or other hostilities or conflicts, including the closing of the Strait of Hormuz, the war between the United States, Israel and Iran, the war in Ukraine, the war between Israel and Hamas, the Houthi crisis in and around the Red Sea, current instability in Venezuela and potential tensions between the U.S. and Greenland or Denmark;
●	changes in production of or demand for oil, either globally or in particular regions;
●	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;
●	potential liability from future litigation and potential costs due to our vessels’ operations, and the operation of any vessels we may acquire in the future, including due to any environmental damage and vessel collisions;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cyber security breach;
●	the length and severity of public health threats, epidemics and pandemics, and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets; and
●	other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the SEC, including our most recent annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 20, 2026 (the “2025 Annual Report”).

Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following contains discussion of the results of our operations and our financial condition for the six months ended June 30, 2026 and 2025. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” herein and “Item 3. Risk Factors” in our 2025 Annual Report.

Unless the context indicates otherwise, references to the “Company”, “we” or “our” include Okeanis Eco Tankers Corp. and its subsidiaries.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, operating results and cash flows include the following:

●	number of vessels owned and operated;
●	voyage charter rates;
●	time charter trip rates;
●	period time charter rates;
●	the nature and duration of our voyage charters;
●	vessels repositioning;
●	vessel operating expenses and direct voyage costs;
●	maintenance and upgrade work;
●	the age, condition and specifications of our vessels and other vessels we may acquire;
●	issuance of our common shares and other securities;
●	amount of debt obligations; and
●	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in tankers rates. Spot charters also expose vessel owners to the risk of declining tanker rates and rising fuel costs in case of voyage charters.

Material Accounting Policies and Critical Accounting Estimates

For a description of our critical accounting judgements and key sources of estimation uncertainty, see Note 5, “Critical Accounting Judgments and Key Sources of Estimation Uncertainty” to our audited 2025 financial statements included in our 2025 Annual Report. For a description of all of our material accounting policies, see Note 4 to our audited 2025 financial statements and the section entitled “Item 5. Operating and Financial Review and Prospects” in our 2025 Annual Report. There have been no material changes to the critical accounting judgments, key sources of estimation uncertainty or material accounting policies disclosed in our 2025 Annual Report.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues

Revenues primarily include revenues from time charters and voyage charters. Revenues are affected by hire rates and the number of operating days. Revenues are also affected by the mix of business between vessels on time charter and vessels operating on voyage charter. Revenues from vessels on voyage charter are more volatile, as they are typically tied to prevailing market rates.

Voyage and Time Charters

Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses. Under time charters, we lease the vessel for a set length of time to a charterer, where the latter is free to sail to any port or transport any cargo of his preference (subject to legal restrictions). All voyage expenses are incurred by the charterer.

Commissions

We pay commissions based on the total daily charter hire rate of each charter to unaffiliated ship brokers associated with the charter, depending on the number of brokers involved with arranging the charter.

Voyage Expenses

Voyage expenses mainly relate to voyage charter agreements and consist of port, canal and bunker costs that are unique to a particular voyage and are recognized as incurred. Under our time charter arrangements, voyage expenses are borne by the charterers, including bunker fuel, port charges and canal tolls.

Vessel Operating Expenses

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables and miscellaneous expenses. Vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damages or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.

Drydocking Costs

Drydocking costs relate to regularly scheduled intermediate survey or special survey drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Drydocking costs can vary according to the age of the vessel, the location where the drydock takes place, shipyard availability, local availability of manpower and material, and the billing currency of the yard. Please see the section entitled “Item 18. Financial Statements — Note 4 — Summary of Material Accounting Policies” in our 2025 Annual Report. In the case of tankers, drydocking costs may also be affected by new rules and regulations.

Vessel Depreciation

We depreciate all our vessels on a straight-line basis over their estimated useful lives, which we estimate to be 25 years from the date of their initial delivery from the shipyard, after considering their estimated residual value. Each vessel’s residual value is equal to the product of its lightweight tonnage and its estimated scrap rate. The scrap price is estimated to be approximately $400 per ton of lightweight steel. The Company may revise the estimated residual values of the vessel in the future in response to changing market conditions.

General and Administrative Expenses

General and administrative expenses mainly consist of employee costs, directors’ liability insurance, directors’ fees and expenses, executive compensation, professional fees and other expenses.

Management Fees

Management fees concern services provided from the technical manager of our vessels, for a wide range of shipping services, among others, technical support, maintenance, acquisitions of emissions allowances and insurance consulting, for a daily fee of $980 per vessel for the six-month period ended June 30, 2026 and $900 per vessel for the six-month period ended June 30, 2025.

Inflation

Inflation has had an impact on our vessel operating expenses and corporate overheads. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There is therefore expected to be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn. Interest on our SOFR-based loans (or loans based on another reference rate or its successor) can increase following any interest rate hikes undertaken by financial authorities (such as central banks) in response to, among other things, inflation.

Interest expense and Other Finance Costs

We incur interest expense on outstanding indebtedness under our loans, which we include in interest and other finance costs. We also incur finance costs in establishing our debt facilities. Finance costs incurred for obtaining new debt facilities are deferred and amortized to interest expense over the respective term of the debt facility using the effective interest rate method. Any unamortized balance of costs relating to debt facilities repaid or refinanced is either expensed in the period the repayment or refinancing is made, or deferred and amortized over the terms of the respective debt facility, subject to the accounting guidance regarding Debt—Modifications and Extinguishments. The unamortized finance costs are reflected as a reduction of Long-term borrowings, net of current portion, and Current portion of long-term borrowings in the consolidated statements of financial position.

Unrealized/Realized Gain/Loss, net from Derivatives

Unrealized/realized gain/loss from derivatives represents (1) the fluctuations in the fair value of the Company’s derivative instruments, recorded as unrealized gain or loss and (2) the actual amounts paid or received upon settlement of the derivative instruments, recorded as realized gain or loss in the statements of profit or loss.

Important Measures and Definitions for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Calendar days. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect the amount of expenses that we record during that period.

Operating days. We define operating days as the number of calendar days in a period less any scheduled or unscheduled days that our vessels are off-hire due to unforeseen technical and commercial circumstances. We and the shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of calendar days during that period. We and the shipping industry use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of new buildings, vessel upgrades, special or intermediate surveys and vessel positioning.

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate and time charter equivalent revenue are each not a measure of revenue under GAAP (i.e., each is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. We calculate Daily TCE Rate by dividing revenues (time charter and/or voyage charter revenues), less commission and voyage expenses (which then equals “TCE revenue”), by the number of operating days during that period. We believe the Daily TCE Rate and TCE revenue provide additional meaningful information in conjunction with Revenue, the most directly comparable GAAP and IFRS measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of the Daily TCE Rates and TCE revenue may not be comparable to that reported by other companies.

Daily vessel operating expenses, including technical management fees. Daily vessel operating expenses (“Daily Opex”) is not a measure under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of expenses and financial performance presented in accordance with IFRS.Daily Opex, including technical management fees, calculated as the sum of vessel operating expenses and technical management fees divided by the calendar days of the period, is an alternative performance measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. We believe Daily Opex provides additional meaningful information in conjunction with Vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it provides meaningful information to our investors in evaluating our financial performance. Our calculation of Daily Opex, including technical management fees, may differ from that reported by other companies.

Main components of managing our business and main drivers of profitability

The management of financial, general and administrative elements involved in the conduct of our business and ownership or operation of our vessels requires the following main components:

●	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
●	management of our accounting system and records and financial reporting;
●	administration of the legal and regulatory requirements affecting our business and assets; and
●	management of the relationships with our service providers and customers; and
●	general and administrative expenses.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

●	charter rates and periods of charter hire for our tanker vessels;
●	utilization of our tanker vessels (earnings efficiency);
●	levels of our tanker vessels’ operating expenses and drydocking costs;
●	depreciation and amortization expenses;
●	financing costs; and
●	fluctuations in foreign exchange rates.

Results of Operations

Six months ended June 30, 2026 as compared to six months ended June 30, 2025

(expressed in U.S. Dollars, except for number of shares)

Condensed Statement of profit or loss and other comprehensive income

	Six months ended June 30,
USD	2026	2025	Change amount
Revenue	$489,017,593	$174,094,786	$314,922,807
Voyage expenses (incl. commissions)	(88,657,027)	(61,525,511)	(27,131,516)
Vessel operating expenses (incl. Mgmt. fees)	(28,418,072)	(24,326,471)	(4,091,601)
Depreciation and amortization	(24,748,387)	(20,565,522)	(4,182,865)
General and administrative expenses	(10,082,841)	(8,463,067)	(1,619,774)
Operating profit	337,111,266	59,214,215	277,897,051
Interest income	2,431,082	815,603	1,615,479
Interest expense and other finance costs including debt extinguishment	(21,629,106)	(24,164,014)	2,534,908
Gain, net on derivatives	943,687	2,863,108	(1,919,421)
Foreign exchange (loss)/ gain	(227,978)	713,930	(941,908)
Total comprehensive income for the period	$318,628,951	$39,442,842	$279,186,109

●	Revenue increased by $314.9 million to $489.0 million in the six-month period ended June 30, 2026, from $174.1 million in the six-month period ended June 30, 2025. This increase is mainly associated with the increase in fleetwide Daily TCE Rate to $138,055 in the six-month period ended June 30, 2026, from $44,529 in the six-month period ended June 30, 2025. Please refer to “Performance Indicators” for the definition and reconciliation of this measure to Revenue, the most directly comparable financial measure calculated and presented in accordance with International Financial Reporting Standards (“IFRS”).
●	Voyage expenses increased by $27.1 million to $88.6 million in the six-month period ended June 30, 2026, compared to $61.5 million in the six-month period ended June 30, 2025. The increase is attributable to an increase in bunker expenses, mainly attributable to higher bunker prices and an increase in calendar days resulting from the expansion of our fleet.
●	Vessel operating expenses increased by $4.1 million to $28.4 million in the six-month period ended June 30, 2026, compared to $24.3 million in the six-month period ended June 30, 2025. The increase was mainly due to the addition of three vessels to our fleet.
●	General and administrative expenses increased by $1.6 million to $10.1 million in the six months ended June 30, 2026, compared to $8.5 million in the six months ended June 30, 2025. The increase represents increased costs associated with our U.S. listing (recurring costs), shore-based employee costs and other administrative expenses.
●	Interest expense and finance costs decreased by $2.6 million to $21.6 million in the six months ended June 30, 2026, compared to $24.2 million in the same period of 2025. The decrease was mainly attributable to the lower weighted average margin applicable to our long-term borrowings of 1.49% in the six-month period ended June 30, 2026, from 2.27% in the six-month period ended June 30, 2025.
●	We recorded a profit of $318.6 million in the six-month period ended June 30, 2026, or $8.25 per basic and diluted share, compared to a profit of $39.4 million, or $1.23 per basic and diluted share in the same period in 2025. The increase is primarily due to higher revenues generated from operations.

Performance Indicators

Daily TCE Rate

The figures shown below are financial and non-financial statistical metrics used by management to measure performance of our vessels. For the “Fleet Data” figures there are no comparable GAAP or IFRS measures.

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated Daily TCE Rates, and industry analysts typically measure shipping freight rates in terms of Daily TCE Rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. In a voyage charter contract, consideration is received for the use of a vessel between designated ports for the duration of the voyage only, at an agreed upon rate per volume of cargo carried. In a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of time. In a voyage charter contract, the Company is responsible for maintaining the voyage, including vessel scheduling and routing, as well as any related voyage expenses, such as fuel, port and other expenses. Under voyage charters, the majority of voyage expenses are generally borne by us, whereas for vessels in a time charter, such expenses are borne by the charterer. In a bareboat charter, the customer pays for all of the vessel’s operating expenses, and undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during drydocking or due to other unforeseen circumstances. Because of the different nature of these types of arrangements, the amount of revenues earned by the Company can differ significantly between them.

Consistent with industry practice, we use the Daily TCE Rates and time charter equivalent revenue because they provide a means of comparison between different types of vessel employment and, therefore, assist in evaluating their financial performance and in our decision-making process regarding the deployment and use of our vessels and in evaluating our financial performance. The Daily TCE Rate and time charter equivalent revenue is each a non-GAAP and non-IFRS measure. We believe each of the Daily TCE Rate and time charter equivalent revenue provides additional meaningful information in conjunction with Revenue, the most directly comparable GAAP and IFRS measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The Daily TCE Rate and time charter equivalent revenue are measures used to compare period-to-period changes in a company’s performance and management believes that the Daily TCE Rate and time charter equivalent revenue provide meaningful information to our investors.

In evaluating our financial condition, we focus on the below measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates at the expiration of a vessel’s present period employment, whether under a time charter or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing and the financial and operational evaluation of such actions and depend on the overall state of the shipping market and the availability of relevant purchase candidates.

The following table sets forth our computation of Daily TCE Rates and time charter equivalent revenue, including a reconciliation of revenues to the Daily TCE Rates (unaudited) and time charter equivalent revenue (unaudited) for the periods presented:

	For the Six months
	ended June 30,
USD	2026	2025
Revenue	$489,017,593	$174,094,786
Voyage expenses	(84,396,534)	(59,517,139)
Commissions	(4,260,493)	(2,008,372)
Time charter equivalent revenue	$400,360,566	$112,569,275
Calendar days	2,909	2,534
Off-hire days	(9)	(6)
Operating days	2,900	2,528
Daily TCE Rate	$138,055	$44,529

Daily Opex

Daily Opex per vessel is an alternative performance measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. Daily Opex is not a measure under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of expenses and financial performance presented in accordance with IFRS. Our reconciliation of Daily Opex, including management fees, may differ from that reported by other companies. We believe Daily Opex provides additional meaningful information in conjunction with Vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it provides meaningful information to our investors in evaluating our financial performance.

Daily Opex is calculated as vessel operating expenses and technical management fees divided by calendar days, for the relevant periods

The following table sets forth our reconciliation of Daily Opex (unaudited) for the periods presented:

	For the Six months
	ended June 30,
USD	2026	2025
Vessel operating expenses	$25,567,252	$22,045,871
Management fees	2,850,820	2,280,600
Total vessel operating expenses	$28,418,072	$24,326,471
Calendar days	2,909	2,534
Daily Opex	$9,769	$9,600
Daily Opex excluding management fees	$8,789	$8,700

Liquidity and Capital Resources

Since our formation, our principal sources of funds have been funds in the form of equity, debt or working capital provided by operating cash flow and long-term borrowings. Our principal use of funds has been capital expenditures to maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, service our debt, and distribute capital to our shareholders.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources. Our ability to continue to meet our liquidity needs is subject to and will be affected by cash generated from operations, the economic or business environment in which we operate, shipping industry conditions, the financial condition of our customers, vendors and service providers, our ability to comply with the financial and other covenants of our indebtedness, and other factors.

In the future, we may require capital to fund acquisitions or to improve or support our ongoing operations and debt structure, particularly in light of economic conditions resulting from geopolitical conflict and wars, including the Russian/ Ukraine war, current instability in Venezuela and potential tensions between the U.S. and Greenland or Denmark, potential and actual hostilities in the Middle East, including the war between the United States, Israel and Iran and the Houthi crisis in and around the Red Sea and their related activities, such as the closing or threatened closing of the Strait of Hormuz, and general conditions in the tanker market. We may from time to time seek to raise additional capital through equity or debt offerings, selling vessels or other assets, pursuing strategic opportunities, or otherwise. We may also from time to time seek to incur additional debt financing from private or public sector sources, refinance our indebtedness or obtain waivers or modifications to our credit agreements to obtain more favorable terms, enhance flexibility in conducting our business, or otherwise. We may also seek to manage our interest rate exposure through hedging transactions. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. However, if market conditions are unfavorable, we may be unable to accomplish any of the foregoing on acceptable terms or at all.

Our medium- and long-term liquidity requirements relate to the operation and maintenance of our vessels, including covering costs of compliance with existing or future environmental or other regulations, which may be material. Sources of funding for these requirements include cash flows from operations or new debt financings if required.

As of June 30, 2026, we had an indebtedness of $726.8 million, which after deducting unamortized financing fees amounts to a total indebtedness of $722.5 million. As of December 31, 2025, we had an indebtedness of $609.8 million, which after deducting unamortized financing fees amounts to a total indebtedness of $605.1 million.

As of June 30, 2026, cash and cash equivalent balances amounted to $247.8 million, $25.2 million of which are classified as restricted cash, compared to $122.5 million of which $5.9 million are classified as restricted cash as of December 31, 2025.

As of June 30, 2026 and December 31, 2025, we had material commitments for capital expenditures relating to vessel acquisitions. As of June 30, 2026, our remaining contractual commitments under Memoranda of Agreement amounted to $79.4 million, which relate to the remaining installment payments for the under-construction vessel Nissos Vous and are expected to be financed through a combination of the Company’s own funds and borrowings under the Nissos Tigani and Nissos Vous Facility. Other than these commitments, we do not expect to have any other material capital requirements or obligations requiring the allocation of additional capital resources.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of June 30, 2026, we had a working capital surplus of $330.1 million, as compared to a surplus of $78.0 million as of December 31, 2025.

The Company’s cash flow projections for the period after one year after the date that the financial statements are issued indicate that cash on hand and cash provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance.

As of June 30, 2026, we were in compliance with all of the financial covenants contained in our credit facilities and other financing arrangements that we had entered as at that date. We may seek additional indebtedness to finance future vessel acquisitions in order to maintain our cash position or to refinance our existing debt on more favorable terms.

As of June 30, 2026, we had outstanding borrowings of $726.8 million (including long-term debt). Our primary known and estimated liquidity needs for the twelve-month period ending one year after the financial statements’ issuance include obligations related to scheduled principal payments of outstanding borrowings and respective interest expenses payments and estimated drydocking expenditures. Additional information on our annual scheduled obligations under our long-term debt and other financial liabilities are described in “Long-Term borrowings” below and in Note 4 of our interim condensed consolidated financial statements included below. Generally, we expect that, in addition to the cash generated from our operations, our long-term funding sources will include bank borrowings, lease financings and the issuance of debt and equity securities.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2026 and 2025:

	Six months ended June 30,
USD	2026	2025
Net cash provided by operating activities	$298,897,293	$49,287,325
Net cash used in investing activities	(294,280,221)	(1,892,675)
Net cash provided by/ (used in) financing activities	101,212,790	(38,073,473)
Effects of exchange rate changes	124,869	1,088,578
Net change in cash and cash equivalents	105,829,862	9,321,177
Cash and cash equivalents at beginning of period	116,636,741	49,343,664
Cash and cash equivalents at end of period	$222,591,472	$59,753,419

Six months ended June 30, 2026 as compared to six months ended June 30, 2025

●	Net cash provided by operating activities for the six months ended June 30, 2026, and 2025 was $298.9 million and $49.3 million, respectively. This increase was mainly related to a $314.9 million increase in revenues. In addition, movements in working capital items, such as trade receivables, also contributed to the fluctuation in cash flows, primarily due to the general timing of operating cash flows.

●	Net cash used in investing activities for the six months ended June 30, 2026, was $294.3 million and primarily consisted of $275.8 million paid in connection with payments for vessels and advances for acquisition of vessels and $19.3 million increase in restricted cash. Net cash used in investing activities for the six months ended June 30, 2025, was $1.9 million and primarily consisted of $2.0 million paid in connection with scheduled drydocking expenses.
●	Net cash provided by/ (used in) financing activities for the six months ended June 30, 2026, and 2025 was $101.2 million and ($38.1) million, respectively. The increase was primarily driven by net proceeds from common share issuance of $124.4 million in 2026, as well as an increase in proceeds from long-term borrowings to $235.0 million in the six months ended June 30, 2026, from $131.0 million in the same period in 2025, partly offset by the increase in dividends paid from $21.6 million in the six months ended June 30, 2025 to $138.6 million in the six months ended June 30, 2026.

Credit Facilities and Other Financing Arrangements

$125.7 Million Secured Term Loan Facility - Nisso Donoussa

On May 23, 2022, we, through two of our vessel-owning subsidiaries, Anassa Navigation S.A. and Nellmare Marine Ltd., entered into an approximately $125.7 million secured term loan facility with the National Bank of Greece to refinance the then-existing indebtedness on our vessels, Nissos Kythnos and Nissos Donoussa, which agreement we amended on June 29, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to Term SOFR, subject to the borrowers’ option to switch the interest rate to the cumulative compounded SOFR. The facility has a final maturity date of May 25, 2029 and bears interest at SOFR (previously LIBOR) plus a margin of (originally) 2.50% per annum. The margin may be increased following discussions between the lender and the borrowers if it is determined that, pursuant to the sustainability certificate provided by ourselves to the lender annually, (1) the weighted average of the efficiency ratio of all fleet vessels (using the parameters of fuel consumption, distance travelled and deadweight at maximum summer draught, reported in unit grams of CO2 per ton per mile) for that calendar year, as certified by an approved classification society, is equal to or above the target set for the relevant year and (2) the weighted average percentage of the total waste incinerated on board for all fleet vessels in that calendar year (calculated in line with Class Approved Plans & Record Books, MARPOL Annex I — “Oil Record Book” (endorsed by Flag Administration) & “Fuel Management Plan” (approved by class) and MARPOL Annex V — “Garbage Record Book” & “Garbage Management Plan” (approved by class)) is equal to or above the target set for the relevant year. The amount of any increase in the margin will be based on discussions between the lender and the borrowers. Other than as set out above, there will be no other assessment of the information contained in any sustainability certificate and the sustainability certificates themselves will not be made publicly available unless we deem them to be material. Each of the two tranches of the facility is repayable in 28 quarterly installments, the first 8 of which are $750,000 and the next 20 of which are $850,000, with a balloon payment of $39,835,000 due upon maturity. This facility was originally secured by, among other things, a first priority mortgage on each of Nissos Kythnos and Nissos Donoussa and is guaranteed by us. The tranche relating to the Nissos Kythnos was repaid by us on May 24, 2024.

On May 21, 2024, we entered into a supplemental agreement to the existing senior secured credit facility financing the VLCC vessel Nissos Donoussa. The supplemental agreement provides for a reduction of the margin to 165 basis points over the applicable Term SOFR, through the duration of the facility.

$60.0 Million Secured Term Loan Facility - Nissos Kythnos

On May 21, 2024, we, through Anassa Navigation S.A., entered into a new $60.0 million senior secured credit facility for the VLCC vessel Nissos Kythnos with Danish Ship Finance A/S (the “Nissos Kythnos New Facility”) to refinance the Company’s existing facility and for general corporate purposes. The Nissos Kythnos New Facility matures in six years and is priced at 140 basis points over the applicable Term SOFR, until December 2026. The facility will be repaid in quarterly instalments of approximately $1.041 million each, together with a balloon installment of approximately $35.024 million payable at maturity, is secured by, among other things, security over the Nissos Kythnos, and is guaranteed by us. The facility also includes a sustainability linked margin adjustment provision, starting in 2025, whereby the applicable margin may decrease or increase by 5 basis points per year, subject to the Company meeting certain sustainability linked targets.

$113.0 Million Secured Term Loan Facility - Kimolos, Folegandros and Nissos Keros

On June 27, 2023, we, through three of our vessel-owning subsidiaries, Omega Three Marine Corp., Omega Four Marine Corp. and Arethusa Shipping Corp., entered into a $113.0 million senior secured credit facility with ABN AMRO Bank N.V. to refinance the then-existing indebtedness on our vessels, Kimolos, Folegandros and Nissos Keros. The facility bears interest at Term SOFR, subject to a mandatory switch mechanism to Compounded SOFR, plus a margin of 1.90% per annum and has a final maturity date of June 30, 2028. The facility is repayable in 20 equal consecutive quarterly installments of $2,200,000, with a balloon payment of $69,000,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Kimolos, Folegandros and Nissos Keros and is guaranteed by us.

$84.0 Million Secured Term Loan Facility - Nissos Sikinos and Nissos Sifnos

On September 8, 2023, we, through two of our vessel-owning subsidiaries, Omega Six Marine Corp. and Omega Ten Marine Corp., entered into an $84.0 million senior secured credit facility with CACIB to refinance the then-existing indebtedness on our vessels, Nissos Sikinos and Nissos Sifnos. The facility bears interest at Term SOFR, plus a margin of 1.85% per annum, and has a final maturity date in September 2029. Each of the two tranches is repayable in 24 equal consecutive quarterly installments of $787,500, with a balloon payment of $23,100,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Nissos Sikinos and Nissos Sifnos and is guaranteed by us.

$34.7 Million Secured Term Loan Facility - Milos

On January 31, 2024, we, through one of our vessel-owning subsidiaries, Omega One Marine Corp., entered into a $34.7 million senior secured term loan facility with Kexim Asia Limited and Kexim Bank (UK) Limited to refinance the then-existing indebtedness on our vessel Milos. The facility bears interest at the applicable Term SOFR, plus a margin of 1.75% per annum, and has a final maturity date in February 2030. The facility is repayable in 24 equal consecutive quarterly installments of $725,000, with a balloon payment of $17,300,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on Milos and is guaranteed by us.

$31.1 Million Secured Term Loan Facility - Poliegos

On June 20, 2024, we, through Omega Two Marine Corp., entered into a new $31.11 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Poliegos from its sale and leaseback financier, Ocean Yield (the “Poliegos New Facility”). The Poliegos New Facility is provided by Bank SinoPac Co., Ltd, and the transaction closed on July 1, 2024. The Poliegos New Facility contains an interest rate of Term SOFR plus 160 basis points, matures in six years, and is repayable in quarterly instalments of approximately $0.78 million each, together with a balloon instalment of approximately $12.44 million payable at maturity. The Poliegos New Facility is secured by, among other things, security (mortgage) over the Poliegos, and is guaranteed by us.

$167.5 Million Sale and Leaseback Agreements — Nissos Rhenia and Nissos Despotiko

On February 10, 2018, we, through two of our subsidiaries, Omega Five Marine Corp. and Omega Seven Marine Corp., entered into approximate $150.52 million sale and leaseback agreements with Ocean Yield with respect to our vessels, Nissos Rhenia and Nissos Despotiko.

The charter period for each of the Nissos Rhenia and Nissos Despotiko was 180 months from its respective delivery, and the charter hire for each vessel was payable monthly, in advance, in a cash amount equal to $18,600 per day per ship for the first five years from the delivery date and $18,350 per day per ship from year six until the end of the charter period. The charter hire was subsequently amended to $18,600 per day per ship for the first two years, $25,200 per day for Nissos Rhenia and $23,336 per day for Nissos Despotiko for years three and four, and $17,200 per day per ship for year five until the end of the charter period, plus a non-cash amount of $1,734 per day per ship (which was set off against the $9.5 million prepaid hire made for each ship). On April 27, 2023, we entered into an addendum to each bareboat charter to amend the provisions of such bareboat charters in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire was subject to an adjustment based on Term SOFR (previously LIBOR) and a Credit Adjustment Spread (“CAS”) of 0.26161% per annum (for three-month periods) or 0.71513% per annum (for twelve-month periods), as applicable, relating to the transition from LIBOR. Each charter was guaranteed by us, and we permitted a mortgage to be filed in relation to the finance lease. Ocean Yield registered mortgages over both vessels, with amounts not exceeding the lease outstanding amounts. Additionally, we entered into assignments of insurances, an assignment of the management agreement, a charter guarantee, a pledge of account, a pledge of the shares of the bareboat charterer, a manager’s undertaking and a general assignment of the time charter. We had the option to repurchase each or both vessels at the end of years 7, 10, 12 and 14, in varying amounts per ship from $49.8 million to $14.2 million. The Nissos Rhenia was delivered in May 2019 and the Nissos Despotiko was delivered in June 2019.

Omega Five Marine Corp. repurchased the Nissos Rhenia in May 2026, and Omega Seven Marine Corp. repurchased the Nissos Despotiko in June 2026. As a result, the respective sale and leaseback arrangements are no longer in effect.

$194.0 Million Sale and Leaseback Agreements — Nissos Kea and Nissos Nikouria

On March 21, 2022, we, through two of our subsidiaries, Ark Marine S.A. and Theta Navigation Ltd, entered into an approximate $145.5 million sale and leaseback agreements with CMB Financial Leasing Co., Ltd. (“CMBFL”), with respect to our vessels, Nissos Kea and Nissos Nikouria. On June 29, 2023 and on January 26, 2024, respectively, we entered into amendment and restatement agreements of each bareboat charter to amend certain provisions of the bareboat charters. The charter period for each of the vessels was 84 months from December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria) and charterhire was payable quarterly as follows: (a) from the delivery date of each vessel and up to and including December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to the Nissos Nikouria), a fixed amount equal to $909,375 plus a variable amount priced at 260 basis points (being 2.45% as margin and 0.15% as CAS) over the applicable three-month Term SOFR, and (b) following December 31, 2023, with respect to Nissos Kea, and March 3, 2024, with respect to the Nissos Nikouria, a fixed amount equal to $909,375 plus a variable amount priced at 200 basis points over the applicable three-month Term SOFR. The first part of the sale and leaseback relating to the delivery of Nissos Kea was drawn on March 31, 2022 and was scheduled to mature on the date falling 84 months from December 31, 2023 and the second part of the sale and leaseback relating to the delivery of Nissos Nikouria was drawn on June 3, 2022 and was scheduled to mature on the date falling 84 months from March 3, 2024. According to each bareboat charter, the Company had a purchase option that could be exercised annually as from December 31, 2024 (with respect to Nissos Kea) and March 3, 2025 (with respect to Nissos Nikouria). If the purchase option date fell after the first but prior to the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel was an amount equal to the opening capital balance (i.e., $72,750,000) amount drawn per vessel (75% of the purchase price) minus charterhire paid (the “owner’s costs”), plus (a) accrued but unpaid charterhire, (b) breakfunding costs including any swap costs, (c) legal and other documented costs of the owner to sell the relevant vessel, and any other additional amounts due under the sale and leaseback documentation. If the purchase option date fell on the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel was an amount equal to $40,921,875 (the “amended owner’s costs”), plus (a) accrued but unpaid charterhire, (b) and other documented costs of the owner to sell the relevant vessel, and (c) any other additional amounts due under the sale and leaseback documentation. Each charter was guaranteed by us, and we had permitted a mortgage to be filed regarding the finance lease (no mortgage on either vessel has been registered) on either vessel and had entered into an account charge, general assignment, pledge of shares of the bareboat charterer, a builder’s warranties assignment, and a manager’s undertaking. We repurchased the Nissos Nikouria and Nissos Kea in June 2025, and therefore this sale and leaseback arrangement is no longer in effect.

$73.5 Million Sale and Leaseback Agreement — Nissos Anafi

On January 29, 2024, we, through one of our subsidiaries, Moonsprite Shipping Corp., entered into an approximately $73.5 million sale and leaseback agreements with CMBFL, with respect to our vessel Nissos Anafi. The charter period was 84 months from the vessel’s delivery date and charterhire was payable quarterly in a fixed amount equal to approximately $1.2 million plus a variable amount priced at 190 basis points over the applicable three-month Term SOFR. We also had the option to repurchase the vessel, such option being exercisable quarterly following the one-year anniversary of the vessel’s delivery. If the purchase option date fell prior to the seventh anniversary of the date of the vessel’s delivery, the purchase option price was an amount equal to the opening capital balance (i.e. $73,450,000 (being 65% of the purchase price) minus the fixed amount of charter hire paid on the purchase date (the “owners’ costs”), plus (a) accrued but unpaid charterhire, (b) legal and other documented costs of the owner to sell the vessel, (c) any break-funding costs, and (d) any other additional amounts due under the sale and leaseback documentation. The charter was guaranteed by us, and we had permitted a mortgage to be filed regarding the finance lease (if desired by the counterparty) and had also entered into an account charge and a pledge of the shares of the bareboat charterer. We repurchased the Nissos Anafi in August 2025, and therefore this sale and leaseback arrangement is no longer in effect.

$65.0 Million Secured Term Loan Facility- Nissos Kea

On June 17, 2025, we, through one of our subsidiaries, Ark Marine S.A., entered into a new $65.0 million senior secured credit facility to finance the option to purchase back the VLCC vessel Nissos Kea (the “Nissos Kea New Facility”). The Nissos Kea New Facility is priced at 135 basis points over the applicable Term SOFR, matures in seven years, and will be repaid in 28 equal consecutive quarterly instalments of approximately $0.9 million each, together with a balloon instalment of approximately $39.8 million payable at maturity. The Nissos Kea New Facility is secured by, among other things, security over the Nissos Kea, and is guaranteed by Okeanis Eco Tankers Corp. The facility was drawn on June 26, 2025.

$130.0 Million Secured Term Loan Facility- Nissos Nikouria and Nissos Anafi

On May 8, 2025, we, through two of our subsidiaries, Theta Navigation Ltd. and Moonsprite Shipping Corp., entered into a new $130 million senior secured credit facility with a prominent Greek bank to finance the option to purchase back the VLCC vessels Nissos Nikouria and Nissos Anafi. (the “New Nikouria and Anafi Facility”). The New Nikouria and Anafi Facility consists of two Advances, Advance A of $66.0 million for the vessel Nissos Nikouria and Advance B of $64.0 million for the vessel Nissos Anafi. The New Nikouria and Anafi Facility is priced at 140 basis points over the applicable Term SOFR, and, matures in seven years. Advance A and Advance B will be repaid in 28 equal consecutive quarterly instalments of approximately $0.9 million and $1.0 million, respectively, together with a balloon instalment of approximately $40.8 million and $36.0 million, respectively, payable at maturity. Advance A was drawn on May 29, 2025, and Advance B was drawn on July 31, 2025. The New Nikouria and Anafi Facility is secured by, among other things, security over the Nissos Nikouria and Nissos Anafi, and is guaranteed by Okeanis Eco Tankers Corp.

$45.0 Million Secured Term Loan Facility- Nissos Piperi

On December 19, 2025, we, through one of our subsidiaries, Omega Twelve Marine Corp., entered into a $45.0 million facility agreement, to finance a portion of the acquisition price of the Nissos Piperi, with Alpha Bank S.A. The Nissos Piperi Facility is priced at 130 basis points over the applicable Term SOFR (or 50 basis points for any outstanding part of the loan in respect of which an amount of at least $1.0 million has been deposited and blocked for the whole of the relevant interest period in a cash collateral account), matures in seven years, and will be repaid in quarterly installments of $0.525 million, together with a balloon installment of $30.3 million at maturity. It is secured by, among other things, a mortgage over the Nissos Piperi, and is guaranteed by Okeanis. The Nissos Piperi Facility was drawn on January 5, 2026.

$45.0 Million Secured Term Loan Facility- Nissos Serifopoula

On December 19, 2025, we, through one of our subsidiaries, Omega Fourteen Marine Corp., entered into a $45.0 million facility agreement, to finance a portion of the acquisition price of the Nissos Serifopoula, with National Bank of Greece S.A. The Nissos Serifopoula Facility is priced at 130 basis points over the applicable Term SOFR (or 50 basis points for any outstanding part of the loan in respect of which the equivalent amount has been deposited and blocked for the whole of the relevant interest period in a cash collateral account), matures in eight years, and will be repaid in quarterly installments of $0.525 million, together with a balloon installment of $28.2 million at maturity. It is secured by, among other things, a mortgage over the Nissos Serifopoula, and is guaranteed by Okeanis. The Nissos Serifopoula Facility was drawn on January 12, 2026.

$50.0 Million Secured Term Loan Facility- Nissos Rhenia

On April 29, 2026, we entered into a new $50.0 million senior secured credit facility to finance the option to purchase back the VLCC vessel Nissos Rhenia (the “Nissos Rhenia New Facility”). The Nissos Rhenia New Facility is priced at 125 basis points (or 50 basis points for any outstanding part of the loan in respect of which an amount of at least $1.0 million has been deposited and blocked for the whole of the relevant interest period in a cash collateral account) over the applicable Term SOFR, matures in seven years, and will be repaid in 28 equal consecutive quarterly instalments of approximately $0.825 million each, together with a balloon instalment of approximately $26.9 million payable at maturity. The Nissos Rhenia New Facility is secured by, among other things, security over the Nissos Rhenia, and is guaranteed by Okeanis Eco Tankers Corp. The facility was drawn on April 30, 2026.

$50.0 Million Secured Term Loan Facility- Nissos Despotiko

On April 30, 2026, we entered into a new $50.0 million senior secured credit facility to finance the option to purchase back the VLCC vessel Nissos Despotiko (the “Nissos Despotiko New Facility”). The Nissos Despotiko New Facility is priced at 130 basis points (or 55 basis points for any outstanding part of the loan in respect of which the equivalent amount has been deposited and blocked for the whole of the relevant interest period in a cash collateral account) over the applicable Term SOFR, matures in nine years, and will be repaid in 36 equal consecutive quarterly instalments of approximately $0.825 million each, together with a balloon instalment of approximately $20.3 million payable at maturity. The Nissos Despotiko New Facility is secured by, among other things, security over the Nissos Despotiko, and is guaranteed by Okeanis Eco Tankers Corp. The facility was drawn on June 8, 2026.

$90.0 Million Secured Term Loan Facility- Nissos Tigani and Nissos Vous

On April 30, 2026, we entered into a $90.0 million facility agreement to finance a portion of the acquisition price of our two recently acquired newbuilding contracts relating to two new Suezmax vessels, each built at Daehan Shipbuilding Co., Ltd, named Nissos Tigani and Nissos Vous, with deliveries from the shipyard on May 29, 2026 and July 8, 2026, respectively (the “Nissos Tigani and Nissos Vous Facility”). The Nissos Tigani and Nissos Vous Facility is provided by a syndicate of banks led and arranged by E.SUN Commercial Bank, Ltd. It contains an interest rate of Term SOFR plus 120 basis points, matures in eight years, and will be repaid in 32 quarterly installments of $1.07 million, together with aggregate balloon installments of $55.76 million at maturity, related to both vessels. It is secured by, among other things, mortgages over the Nissos Tigani and the Nissos Vous, and it is guaranteed by the Company. Advance A was drawn on May 26, 2026, and Advance B was drawn on July 2, 2026.

Fleet

As of June 30, 2026, the Company’s fleet was comprised of the following 17 vessels with an average age of 5.7 years and aggregate capacity of approximately 3.9 million deadweight tons:

●	nine Suezmax vessels with an average age of 5.3 years; and
●	eight VLCC vessels with an average age of 6.2 years.

* Age and deadweight capacity do not include the Suezmax vessel that was delivered in July of 2026

Dividend Policy

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. Subject to these limitations, we seek to offer our shareholders with a competitive yield which is reflective of the cash flows generated by us, and currently intend to pay dividends in an amount depending on and taking into consideration the amount of our net profits, after adjusting for non-recurring items, working capital needs, our capital structure and other discretionary items as our board of directors decides, from time to time. We define “net profits” as the profit for the relevant period, as disclosed in the Company’s published consolidated statement of profit or loss and other comprehensive income. We have no written dividend policy and are able to adopt, amend, change or terminate any dividend policy in the future.

We can provide no assurance that dividends will be paid in the future and there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. Please see the section entitled “Item 3.D. Risk Factors  — Risks Related to our Common Shares — Our ability to declare and pay dividends to holders of our common shares will depend on a number of factors and will always be subject to the discretion of our board of directors” in our 2025 Annual Report.

Since we are a holding company with no material assets other than the shares of our subsidiary and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiary and affiliates distributing to us their earnings and cash flow. Our financing arrangements impose certain limitations on our ability to pay dividends and our subsidiaries’ ability to make distributions to us. Please see the section entitled “Item 5.B. Liquidity and Capital Resources — Credit Facilities and Financing Obligations — Loan Covenants” in our 2025 Annual Report for further information.

INDEX TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Report of Independent Registered Public Accounting Firm	F-2
Unaudited condensed consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2026 and 2025	F-3
Unaudited condensed consolidated statements of financial position as of June 30, 2026 and December 31, 2025	F-4
Unaudited condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2026 and 2025	F-5
Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2026 and 2025	F-6
Notes to unaudited interim condensed consolidated financial statements	F-7

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Okeanis Eco Tankers Corp.

Results of Review of Interim Financial Information

We have reviewed the accompanying condensed consolidated statement of financial position of Okeanis Eco Tankers Corp. and subsidiaries (the “Company”) as of June 30, 2026, the related condensed consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity, and cash flows, for the six-month periods ended June 30, 2026 and 2025, and the related notes (collectively referred to as the “interim financial information”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2025, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows, for the year then ended (not presented herein); and in our report dated March 20, 2026, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2025, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

This interim financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece
August 4, 2026

Unaudited condensed consolidated statements of profit or loss and other comprehensive income

		For the Six months
		ended June 30,
USD	Notes	2026	2025
Revenue	10	$489,017,593	$174,094,786

Operating expenses
Commissions		(4,260,493)	(2,008,372)
Voyage expenses		(84,396,534)	(59,517,139)
Vessel operating expenses		(25,567,252)	(22,045,871)
Management fees - related party	7	(2,850,820)	(2,280,600)
Depreciation and amortization	3	(24,748,387)	(20,565,522)
General and administrative expenses		(10,082,841)	(8,463,067)
Total operating expenses		$(151,906,327)	$(114,880,571)
Operating profit		$337,111,266	$59,214,215

Other income / (expenses)
Interest income		2,431,082	815,603
Interest expense and other finance costs		(20,266,047)	(23,038,063)
Unrealized gain, net on derivatives	6	278,397	2,465,940
Realized gain, net on derivatives	6	665,290	397,168
Loss on debt extinguishment	5	(1,363,059)	(1,125,951)
Foreign exchange (loss)/ gain		(227,978)	713,930
Total other expenses, net		$(18,482,315)	$(19,771,373)

Profit for the period		$318,628,951	$39,442,842

Other comprehensive income		—	—
Total comprehensive income for the period		$318,628,951	$39,442,842

Profit attributable to the owners of the Group		$318,628,951	$39,442,842
Total comprehensive income attributable to the owners of the Group		$318,628,951	$39,442,842

Earnings per share - basic & diluted		$8.25	$1.23
Weighted average no. of shares - basic & diluted		38,605,735	32,194,108

Unaudited condensed consolidated statements of financial position

		As of	As of
USD	Notes	June 30, 2026	December 31, 2025
ASSETS
Non-current assets
Vessels, net	3	$1,193,612,396	$922,117,179
Advances for acquisition of vessels	4	20,133,259	38,894,251
Other non-current assets		3,529,393	58,332
Derivative financial instruments	6	—	120,638
Restricted cash		6,210,000	4,510,000
Total non-current assets		$1,223,485,048	$965,700,400
Current assets
Inventories		$29,662,719	$17,273,715
Trade and other receivables		133,974,496	85,091,040
Claims receivable		612,402	320,097
Prepaid expenses and other current assets		9,579,615	6,466,709
Derivative financial instruments	6	1,869,361	1,470,326
Current accounts due from related parties	7	8,475,446	6,286,469
Current portion of restricted cash		19,005,431	1,399,243
Cash & cash equivalents		222,591,472	116,636,741
Total current assets		$425,770,942	$234,944,340
TOTAL ASSETS		$1,649,255,990	$1,200,644,740
SHAREHOLDERS’ EQUITY & LIABILITIES
Shareholders’ equity
Share capital	8	39,740	$36,129
Additional paid-in capital		249,287,654	124,891,132
Treasury shares		(4,583,929)	(4,583,929)
Other reserves		(34,903)	(34,903)
Retained earnings		632,803,235	452,782,809
Total shareholders’ equity		$877,511,797	$573,091,238
Non-current liabilities
Long-term borrowings, net of current portion	5	$670,787,434	$470,583,980
Retirement benefit obligations		61,629	61,629
Other non-current liabilities		4,874,156	—
Total non-current liabilities		$675,723,219	$470,645,609
Current liabilities
Trade payables		$32,303,193	$13,748,183
Accrued expenses and other current liabilities		9,186,092	8,643,793
Deferred revenue		2,825,340	—
Current portion of long-term borrowings	5	51,706,349	134,515,917
Total current liabilities		$96,020,974	$156,907,893
TOTAL LIABILITIES		$771,744,193	$627,553,502
TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES		$1,649,255,990	$1,200,644,740

Unaudited condensed consolidated statement of changes in shareholders’ equity

			Additional
	Number	Share	paid-in	Treasury	Other	Retained
USD, except share amounts	of shares	capital	capital	Shares	Reserves	Earnings	Total
Balance - January 1, 2025	32,194,108	$32,890	$14,501,517	$(4,583,929)	$(35,913)	$400,512,351	$410,426,916
Profit for the period	—	—	—	—	—	39,442,842	39,442,842
Dividends ($0.67 per share)	—	—	—	—	—	(21,570,052)	(21,570,052)
Balance - June 30, 2025	32,194,108	$32,890	$14,501,517	$(4,583,929)	$(35,913)	$418,385,141	$428,299,706

Balance - January 1, 2026	35,433,544	$36,129	$124,891,132	$(4,583,929)	$(34,903)	$452,782,809	$573,091,238
Profit for the period	—	—	—	—	—	318,628,951	318,628,951
Common share issuance, net of offering expenses	3,611,111	3,611	124,396,522	—	—	—	124,400,133
Dividends ($3.55 per share)	—	—	—	—	—	(138,608,525)	(138,608,525)
Balance - June 30, 2026	39,044,655	$39,740	$249,287,654	$(4,583,929)	$(34,903)	$632,803,235	$877,511,797

Unaudited condensed consolidated statements of cash flows

	For the six months ended June 30,
USD	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	$318,628,951	$39,442,842

Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	24,748,387	20,565,522
Interest expense	19,182,901	21,847,738
Amortization of loan financing fees and modification gain	620,214	637,847
Unrealized gain, net on derivatives	(278,397)	(2,465,940)
Interest income	(2,431,082)	(815,603)
Unrealized foreign exchange loss/ (gain)	37,259	(1,082,093)
Loss on debt extinguishment	1,363,059	1,125,951
Total reconciliation adjustments	$43,242,341	$39,813,422

Changes in working capital:
Trade and other receivables	(49,071,629)	(4,570,218)
Prepaid expenses and other current assets and non-current assets	(6,583,968)	(4,305,186)
Inventories	(12,389,004)	2,364,436
Trade payables	18,492,989	(1,355,333)
Accrued expenses and other current liabilities and non-current liabilities	4,475,817	795,879
Deferred revenue	2,825,340	—
Claims receivable	(292,304)	(77,521)
Due to related parties	—	(530,030)
Due from related parties	(2,188,977)	(623,462)
Total changes in working capital	$(44,731,736)	$(8,301,435)
Interest paid	(18,242,263)	(21,667,504)
Net cash provided by operating activities	$298,897,293	$49,287,325

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash	(19,306,188)	(637,445)
Payments for special survey and drydocking costs	(1,611,947)	(1,974,583)
Payments for vessels and advances for acquisition of vessels	(275,819,213)	—
Interest received	2,457,127	719,353
Net cash used in investing activities	$(294,280,221)	$(1,892,675)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	235,000,000	131,000,000
Repayments of long-term borrowings	(117,973,818)	(146,619,421)
Net proceeds from common share issuance	124,400,133	—
Dividends paid	(138,608,525)	(21,570,052)
Payments of loan financing fees	(1,605,000)	(884,000)
Net cash provided by/ (used in) financing activities	$101,212,790	$(38,073,473)
Effects of exchange rate changes of cash held in foreign currency	124,869	1,088,578
Net change in cash and cash equivalents	105,829,862	9,321,177
Cash and cash equivalents at beginning of period	116,636,741	49,343,664
Cash and cash equivalents at end of period	$222,591,472	$59,753,419

1.Incorporation and General Information

Okeanis Eco Tankers Corp. (“OET,” the “Company,” “our” or “we” and together with its wholly owned subsidiaries, the “Group”) was incorporated on April 30, 2018 as a corporation under the laws of the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960. Glafki Marine Corp. (“Glafki”), owned by Messrs. Ioannis and Themistoklis Alafouzos, was the controlling shareholder of OET until June 2022. In June 2022, the voting interests of Mr. Themistoklis Alafouzos were transferred to Hospitality Assets Corp. (“Hospitality”).

Glafki and Hospitality, as of June 30, 2026, own 28.2% and 17.0% of the Company’s outstanding common shares, respectively.

The Group, as of June 30, 2026, owns seventeen vessels. The principal activity of its subsidiaries is to own, charter-out and operate tanker vessels in the international shipping market.

The consolidated financial statements comprise the financial statements of the Group.

The Company traded on the Euronext Growth Oslo (ex-Merkur Market) from July 3, 2018 until March 8, 2019, when it was then admitted for trading on the Euronext Expand (ex-Oslo Axess). On January 29, 2021, the Company transferred its listing from Euronext Expand to Oslo Stock Exchange.

On December 11, 2023, the Company’s common shares began primarily trading on the New York Stock Exchange (“NYSE”), simultaneously with their trading on the Oslo Stock Exchange, that is currently considered as the Company’s secondary listing.

As at June 30, 2026 the Group comprises the following companies:

	Date of
	Acquisition of
Company name	Interest by OET	Incorporated	Interest held by OET
Therassia Marine Corp.	28-Jun-18	Liberia	100%
Milos Marine Corp.	28-Jun-18	Liberia	100%
Ios Maritime Corp.	28-Jun-18	Liberia	100%
Omega One Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Two Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Three Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Four Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Five Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Six Marine Corp.	9-Oct-19	Marshall Islands	100%
Omega Seven Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Nine Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Ten Marine Corp.	9-Oct-19	Marshall Islands	100%
Omega Eleven Marine Corp.	28-Jun-18	Marshall Islands	100%
Nellmare Marine Ltd	28-Jun-18	Marshall Islands	100%
Anassa Navigation S.A.	28-Jun-18	Marshall Islands	100%
Arethusa Shipping Ltd.	28-Jun-18	Marshall Islands	100%
Moonsprite Shipping Corp.	28-Jun-18	Marshall Islands	100%
Theta Navigation Ltd	15-Jun-21	Marshall Islands	100%
Ark Marine S.A.	15-Jun-21	Marshall Islands	100%
Omega Twelve Marine Corp.	25-Nov-25	Marshall Islands	100%
Omega Fourteen Marine Corp.	25-Nov-25	Marshall Islands	100%
Omega Fifteen Marine Corp.	26-Jan-26	Marshall Islands	100%
Omega Sixteen Marine Corp.	26-Jan-26	Marshall Islands	100%
OET Chartering Inc.	28-Jun-18	Marshall Islands	100%
Okeanis Eco Tankers Corp.	—	Marshall Islands	—

2.General accounting principles

Basis of preparation and statement of compliance

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These financial statements and the accompanying notes should be read in conjunction with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”).

The unaudited condensed consolidated financial statements are expressed in United States Dollars ($), since this is the currency in which the majority of the Group’s transactions are denominated. The interim consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments, measured at their fair value. The carrying amounts reflected in the consolidated statement of financial position for cash and cash equivalents, restricted cash, trade and other receivables, receivable claims, and other current liabilities, approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements. Operating results for the six-month period ended June 30, 2026 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2026.

Summary of Material Accounting Policies

A discussion of the Group’s Material Accounting Policies can be found in the consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2026.

Application of new and revised International Financial Reporting Standards

Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Group were effective in the current year:

On May 30, 2024, the International Accounting Standards Board (IASB) issued `Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)’ to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 `Financial Instruments’.

In July 2024, the IASB published `Annual Improvements to IFRS Accounting Standards -- Volume 11’. It contains amendments to five standards as result of the IASB’s annual improvements project (IFRS 1 -- First-time Adoption of International Financial Reporting Standards, IFRS 7 -- Financial Instruments: Disclosures, IFRS 9 -- Financial Instruments, IFRS 10 -- Consolidated Financial Statements, IAS 7 -- Statement of Cash Flows).

All other IFRS standards and amendments that became effective in the current year were not relevant to the Group or were not material with respect to the Group’s financial statements.

Standards and amendments in issue not yet adopted.

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet adopted:

In April 2024, the International Sustainability Standards Board (“ISSB”) issued IFRS 18. IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027 with earlier application permitted. Management anticipates that this new standard will have a disclosure impact on the Group’s financial statements.

There are no other IFRS standards and amendments issued by but not yet effective that are expected to have a material effect on the Group’s financial statements

Financial risk factors

The Group’s activities expose it to a variety of financial risks: credit risk, market risk, currency risk, interest risk and liquidity risk. Since the interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2025 included in the 2025 Annual Report.

There have been no significant changes in any other risk management policies since December 31, 2025.

3.Vessels, net

Vessels, net are analyzed as follows:

		Dry-docking and
	Vessels’ cost	special survey costs	Total
Cost
Balance – January 1, 2025	$1,138,221,805	$21,843,553	$1,160,065,358
Fully amortized Drydock component	—	(1,600,000)	(1,600,000)
Additions	1,720,000	3,218,335	4,938,335
Balance – December 31, 2025	$1,139,941,805	23,461,888	1,163,403,693
Transfer from Advances for acquisition of vessels	293,346,265	2,400,000	295,746,265
Additions	111,560	374,842	486,402
Balance – June 30, 2026	$1,433,399,630	26,236,730	1,459,636,360

Accumulated Depreciation
Balance – January 1, 2025	$(195,677,625)	$(5,790,213)	$(201,467,838)
Fully amortized Drydock component	—	1,600,000	1,600,000
Depreciation charge for the year	(37,111,815)	(4,306,861)	(41,418,676)
Balance – December 31, 2025	$(232,789,440)	(8,497,074)	(241,286,514)
Depreciation charge for the period	(22,251,596)	(2,485,854)	(24,737,450)
Balance – June 30, 2026	(255,041,036)	(10,982,928)	(266,023,964)

Net Book Value – December 31, 2025	$907,152,365	$14,964,814	$922,117,179
Net Book Value – June 30, 2026	$1,178,358,594	$15,253,802	$1,193,612,396

Depreciation for the six-month period ended June 30, 2026, presented in the consolidated statements of profit or loss and other comprehensive income, includes an amount of $10,937 connected with the Right-of-Use assets of the Group.

Depreciation for the six-month period ended June 30, 2025, presented in the consolidated statements of profit or loss and other comprehensive income, includes an amount of $10,937 connected with the Right-of-Use assets of the Group.

As of June 30, 2026, the charter-free market value of all our vessels exceeded their carrying value. Thus, no recoverable amount test was deemed necessary to be performed for any of our vessels.

The Group has pledged the above vessels to secure its loan facilities (see also Note 5).

4.Advances for acquisition of vessels

Advances for acquisition of vessels are analyzed as follows:

Balance – January 1, 2026	$38,894,251
Additions during the period	276,985,273
Transfers during the period to vessels, net	(295,746,265)
Balance – June 30, 2026	$20,133,259

On November 7, 2025 the Company agreed to acquire from an unaffiliated third party, the Hull No. H5102 and the Hull No. H5103 which were named Nissos Piperi and Nissos Serifopoula upon their respective deliveries, for a purchase price of $97.0 million each and that were delivered to the Company on January 8, 2026 and January 14, 2026, respectively. Part of the purchase price of the vessels amounting to $38.8 million and additional predelivery expenses were already paid in 2025 and presented as of December 31, 2025 in advances for acquisition of vessels in the accompanying consolidated statement of financial position. The Company incurred $94,251 of additional predelivery expenses. The subsidiaries that own these vessels are wholly owned by OET.

In January 2026, the Company entered into two memoranda of agreement to acquire two under-construction Suezmax vessels, Hull No. H5107 and H5108, for a purchase price of $99.3 million each. During the six-month period ended June 30, 2026, the Company acquired Hull No. H5107, which was named Nissos Tigani upon delivery on May 26, 2026. The remaining balance of advances for acquisition of vessels as of June 30, 2026 relates to Hull No. H5108 (Nissos Vous), which remained under construction as of June 30, 2026 and was delivered to the Company on July 8, 2026.

5.Long-Term borrowings

Details of the Group’s credit facilities are discussed in Note 12 of the 2025 Annual Report and changes in the six months ended June 30, 2026 are discussed below.

Debt Obligations

		Unamortized	Outstanding
		Deferred	Net of Loan
		Financing Fees	Financing Fees
	Outstanding Balance as	as of June 30,	as of June 30,	Interest Rate
Vessel	of June 30, 2026	2026	2026	(SOFR(S)+Margin)
Milos	$28,175,000	100,703	28,074,297	S+1.75%
Poliegos	24,888,000	187,887	24,700,113	S+1.60%
Kimolos	25,600,000	75,444	25,524,556	S+1.90%
Folegandros	25,600,000	75,444	25,524,556	S+1.90%
Nissos Sikinos	33,337,500	168,935	33,168,565	S+1.85%
Nissos Sifnos	33,337,500	170,155	33,167,345	S+1.85%
Nissos Piperi	44,475,000	265,017	44,209,983	S+1.30%
Nissos Serifopoula	44,475,000	206,967	44,268,033	S+1.30%
Nissos Tigani	45,000,000	331,850	44,668,150	S+1.20%
Nissos Rhenia	50,000,000	316,052	49,683,948	S+1.25%
Nissos Despotiko	50,000,000	421,451	49,578,549	S+1.30%
Nissos Donoussa	50,035,000	732,988	49,302,012	S+1.65%
Nissos Kythnos	51,674,584	150,994	51,523,590	S+1.40%*
Nissos Keros	35,400,000	104,334	35,295,666	S+1.90%
Nissos Anafi	61,000,000	340,422	60,659,578	S+1.40%
Nissos Kea	61,400,000	366,097	61,033,903	S+1.35%
Nissos Nikouria	62,400,000	339,232	62,060,768	S+1.40%
Total	$726,797,584	4,353,972	722,443,612	S+1.49%
Other Finance-lease liabilities			50,171
Total			722,493,783

*Please refer to paragraph $60.0 Million Secured Term Loan Facility for more information. (Note 12 of the 2025 Annual Report).

On December 19, 2025, Omega Twelve Marine Corp., entered into a $45.0 million facility agreement, to finance a portion of the acquisition price of the Nissos Piperi, with Alpha Bank S.A. The Nissos Piperi Facility is priced at 130 basis points over the applicable Term SOFR (or 50 basis points for any outstanding part of the loan in respect of which an amount of at least $1.0 million has been deposited and blocked for the whole of the relevant interest period in a cash collateral account), matures in seven years, and will be repaid in quarterly installments of $0.525 million, together with a balloon installment of $30.3 million at maturity. It is secured by, among other things, a mortgage over the Nissos Piperi, and is guaranteed by Okeanis. The Nissos Piperi Facility was drawn on January 5, 2026.

On December 19, 2025, Omega Fourteen Marine Corp., entered into a $45.0 million facility agreement, to finance a portion of the acquisition price of the Nissos Serifopoula, with National Bank of Greece S.A. The Nissos Serifopoula Facility is priced at 130 basis points over the applicable Term SOFR (or 50 basis points for any outstanding part of the loan in respect of which the equivalent amount has been deposited and blocked for the whole of the relevant interest period in a cash collateral account), matures in eight years, and will be repaid in quarterly installments of $0.525 million, together with a balloon installment of $28.2 million at maturity. It is secured by, among other things, a mortgage over the Nissos Serifopoula, and is guaranteed by Okeanis. The Nissos Serifopoula Facility was drawn on January 12, 2026.

On April 29, 2026, Omega Five Marine Corp. entered into a new $50.0 million senior secured credit facility to finance the option to purchase back the VLCC vessel Nissos Rhenia (the “Nissos Rhenia New Facility”). The Nissos Rhenia New Facility is priced at 125 basis points (or 50 basis points for any outstanding part of the loan in respect of which an amount of at least $1.0 million has been deposited and blocked for the whole of the relevant interest period in a cash collateral account) over the applicable Term SOFR, matures in seven years, and will be repaid in 36 equal consecutive quarterly instalments of approximately $0.825 million each, together with a balloon instalment of approximately $26.9 million payable at maturity. The Nissos Rhenia New Facility is secured by, among other things, security over the Nissos Rhenia, and is guaranteed by Okeanis Eco Tankers Corp. The facility was drawn on April 30, 2026, and the vessel Nissos Rhenia was repurchased from its sale and leaseback financier on May 4, 2026.

On April 30, 2026, Omega Seven Marine Corp. entered into a new $50.0 million senior secured credit facility to finance the option to purchase back the VLCC vessel Nissos Despotiko (the “Nissos Despotiko New Facility”). The Nissos Despotiko New Facility is priced at 130 basis points (or 55 basis points for any outstanding part of the loan in respect of which the equivalent amount has been deposited and blocked for the whole of the relevant interest period in a cash collateral account) over the applicable Term SOFR, matures in nine years, and will be repaid in 36 equal consecutive quarterly instalments of approximately $0.825 million each, together with a balloon instalment of approximately $20.3 million payable at maturity. The Nissos Despotiko New Facility is secured by, among other things, security over the Nissos Despotiko, and is guaranteed by Okeanis Eco Tankers Corp. The facility was drawn on June 8, 2026, and the vessel Nissos Despotiko was repurchased from its sale and leaseback financier on June 10, 2026.

On April 30, 2026, Omega Fifteen Marine Corp. and Omega Sixteen Marine Corp. entered into a $90.0 million facility agreement to finance a portion of the acquisition price of our two recently acquired newbuilding contracts relating to two new Suezmax vessels, each under construction at Daehan Shipbuilding Co., Ltd, named Nissos Tigani and Nissos Vous, with deliveries from the shipyard on May 29, 2026 and July 8, 2026, respectively (the “Nissos Tigani and Nissos Vous Facility”). The Nissos Tigani and Nissos Vous Facility is provided by a syndicate of banks led and arranged by E.SUN Commercial Bank, Ltd. It contains an interest rate of Term SOFR plus 120 basis points, matures in eight years, and will be repaid in 32 quarterly installments of $1.07 million, together with aggregate balloon installments of $55.76 million at maturity, related to both vessels. It is secured by, among other things, mortgages over the Nissos Tigani and the Nissos Vous, and it is guaranteed by the Company. Advance A was drawn on May 26, 2026, and Advance B was drawn on July 2, 2026 (Note 12).

During the six months ended June 30, 2026, the loans relating to the Nissos Rhenia and Nissos Despotiko were refinanced. As a result, the unamortized balance of deferred financing fees of $1.4 million was written off and included in Loss on debt extinguishment in the statement of profit or loss and other comprehensive income. During the six months ended June 30, 2025, the loans relating to the Nissos Kea and Nissos Nikouria were refinanced. As a result, the unamortized balance of the modification gain of $1.1 million was written off and included in Loss on debt extinguishment in the statement of profit or loss and other comprehensive income.

As at June 30, 2026, the loans’ fair values approximate their carrying values.

Lease liabilities connected to Right-of-Use assets

The Group has recognized the following finance liabilities with respect to the Right-of-Use assets:

	As of June 30,	As of December 31,
	2026	2025
Office space	$50,171	$60,740
Total	$50,171	$60,740

The maturities of lease liabilities are the following:

	As of June 30,	As of December 31,
	2026	2025
No later than one year	$24,965	$24,965
Later than one year and not later than five years	29,125	41,607
Total undiscounted cash flows	$54,090	$66,572
Less: Imputed interest	(3,919)	(5,832)
Carrying value of operating lease liabilities	50,171	60,740

Long-term debt net of current portion and current portion of long-term borrowings are analyzed as follows:

	Long-term
	borrowings,
	net of current	Current portion of
As of December 31, 2025	portion	long-term borrowings	Total
Outstanding loan balance	$472,910,730	$136,860,673	$609,771,403
Loan financing fees	(2,365,986)	(2,366,260)	(4,732,246)
Total	$470,544,744	$134,494,413	$605,039,157

	Long-term
	borrowings,
	net of current	Current portion of
As of June 30, 2026	portion	long-term borrowings	Total
Outstanding loan balance	$673,983,876	$52,813,708	$726,797,584
Loan financing fees	(3,226,281)	(1,127,691)	(4,353,972)
Total	$670,757,595	$51,686,017	$722,443,612

The borrowings are repayable as follows:

USD	As of June 30, 2026	As of December 31, 2025
No later than one year	$52,813,708	$136,860,673
Later than one year and not later than five years	375,933,876	338,510,730
Thereafter	298,050,000	134,400,000
Total	$726,797,584	$609,771,403
Less: Amounts due for settlement within 12 months	(52,813,708)	(136,860,673)
Long-term borrowings, net of current portion	$673,983,876	$472,910,730

As of June 30, 2026, and December 31, 2025, the Group was in compliance with its covenants.

6.Derivative financial instruments

Forward freight agreements

As of June 30, 2026, the Company’s Forward Freight Agreements (“FFAs”), with maturities up to September 2026, had a fair value of $1.3 million (asset). FFAs are considered Level 2 items in accordance with the fair value hierarchy as defined in IFRS 13 Fair Value Measurement.

For the six months ended June 30, 2026, the net result on FFAs amounted to a gain of $1.3 million and is included in the statement profit or loss and other comprehensive income. Their fair value approximates the amount that the Company would have to pay or receive for the early termination of the agreements.

Foreign exchange forward agreements

As of June 30, 2026, the Company’s Foreign Exchange Swaps (“FXSs”) with a maturing date in January 2027 had a fair value of $0.6 million (asset) and the result for the six months ended June 30, 2026, amounted to a loss of $0.4 million, which is included in the statement of profit or loss and other comprehensive income. FXSs are considered Level 2 items in accordance with the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Their fair value approximates the amount that the Company would have to pay or receive for the early termination of the agreements.

The fair values of the Group’s derivative financial assets as of June 30, 2026 and December 31, 2025 related to FFAs and FXSs are presented below:

Derivatives’	Financial Position	June 30,	December 31,
Fair values	Location	2026	2025
ASSETS
FXSs	Current asset portion	$570,371	1,470,326
FFAs	Current asset portion	$1,298,990	—
FXSs	Non-Current Asset Portion	—	$120,638
Total		$1,869,361	$1,590,964

Effect on the Consolidated Statements of Profit or Loss and Other Comprehensive Income

	Six months ended,
	2026	2025
Unrealized (loss)/ gain, net on FXSs	$(1,020,593)	$2,674,607
Unrealized gain/ (loss), net on FFAs	1,298,990	(208,667)
Total unrealized gain, net on derivatives	$278,397	$2,465,940

	Six months ended,
	2026	2025
Realized gain, net on FXSs	$665,290	$333,840
Realized gain, net on FFAs	—	63,328
Total realized gain, net on derivatives	$665,290	$397,168

7.Transactions and balances with related parties

The Group has entered into technical management agreements with Kyklades Maritime Corporation ( “KMC” or the “Management Company”) as technical manager. KMC provides the vessels with a wide range of shipping services such as technical support, maintenance and insurance consulting, in exchange for a daily fee of $980 per vessel for the six-month period ended June 30, 2026 and $900 per vessel for the six-month period ended June 30, 2025, which is reflected under management fees in the consolidated statements of profit or loss and other comprehensive income.

Related party balances’ analysis

The below table presents the Group’s outstanding balances due from related parties:

	June 30, 2026	December 31, 2025
Kyklades Maritime Corporation	$8,475,446	$6,286,469
Total	$8,475,446	$6,286,469

Amounts due from the Management Company as of June 30, 2026 of $8,475,446, as compared to amounts due from the Management Company as of December 31, 2025 of $6,286,469, represent advances from the Group to the Management Company, net of expenses paid by the Management Company on behalf of the Group, in accordance with the terms of the respective vessel technical management agreements.

All balances noted above are unsecured, interest-free, with no fixed terms of payment and repayable on demand.

Related party transactions’ analysis

The below table presents the Group’s transactions with its related parties:

	Six months ended,
Management fees	2026	2025
Kyklades Maritime Corporation	$2,850,820	$2,280,600
Total	$2,850,820	$2,280,600

KMC solely administers the transactions on behalf of OET’s subsidiaries, without recharging any expenditure back to the ship owning companies. All operating expenses are being incurred and charged directly to OET’s subsidiary companies.

On March 1, 2024, each of our vessel owning subsidiaries entered into an ETS Services Agreement with KMC, which agreement is effective as of January 1, 2024, pursuant to which KMC obtains, transfers and surrenders emission allowances under the EU Emissions Trading Scheme that came into effect on January 1, 2024, and KMC provides the vessel with emission data in a timely manner to enable compliance with any emission scheme(s) applicable to the vessel. No additional fee is payable under these agreements as the services are part of the technical management fee under the existing technical management agreements. These agreements may be terminated by either party for cause, immediately upon written notice or for any reason, upon two months’ written notice. These agreements shall also be deemed automatically terminated on the date of termination of the relevant technical management agreements.

Key management and Directors’ remuneration

As of June 1, 2025, the Company introduced a revised compensation policy for the members of its Board of Directors, following a review of the existing structure. Under the new policy, effective June 1, 2025, the annual base fee per director was adjusted from $75,000 to $45,000. In addition, effective June 1, 2025, directors who serve as committee chairs or members of a committee receive annual fees of $15,000 and $10,000 per committee, respectively. The Chairman of the Board does not receive any compensation.

Directors’ fees for the six-month periods ended June 30, 2026 and 2025 were $210,000 and $262,007, respectively and are included within general and administrative expenses in the unaudited condensed consolidated statements of profit or loss and other comprehensive income. In addition, each director is entitled to reimbursement for travelling and other minor out-of-pocket expenses.

Furthermore, OET Chartering Inc. and OET provide compensation to members of key management personnel, which currently comprise of its Chief Executive Officer, Chief Financial Officer, and Chief Commercial Officer. The remuneration structure comprises salaries, bonuses, insurance cover (also covering the members of the Board of Directors), telecommunications and other expenses which are minor in nature (e.g., travel expenses). For the periods ended June 30, 2026 and 2025, key management personnel remuneration, covering all the above amounted to $5,194,120 and $4,129,718, respectively and is included within general and administrative expenses in the unaudited condensed consolidated statements of profit or loss and other comprehensive income. There was no amount payable related to key management remuneration as of June 30, 2026 and 2025.

None of the members of the administrative, management or supervisory bodies of the Group have any service contracts with Okeanis Eco Tankers Corp. or any of its subsidiaries of the Group providing for benefits upon termination of employment.

8.Share Capital and additional paid-in capital and dividends

In January, 2026, the Company completed a registered direct offering of 3,611,111 new common shares, at a gross price of $36 per share, raising net proceeds of approximately $124.4 million.

In March 2026, the Company distributed an amount of approximately $60.5 million or $1.55 per share via a dividend.

In June 2026, the Company distributed an amount of approximately $78.1 million or $2.00 per share via a dividend.

As of August 4, 2026, the Company had 39,044,655 shares outstanding (such amount does not include 695,892 treasury shares).

For a further description of the terms and rights of the Company’s share capital and additional paid-in capital and details of its equity transactions prior to January 1, 2026, please refer to Note 14  to the consolidated financial statements for the year ended December 31, 2025 included in the 2025 Annual Report.

9.Earnings per share

The profit and weighted average number of common shares used in the calculation of basic and diluted earnings per share are as follows:

	For the six months ended
	June 30,
USD per Share	2026	2025
Profit for the period attributable to the Owners of the Group	$318,628,951	$39,442,842
Weighted average number of shares outstanding in the period	38,605,735	32,194,108
Earnings per share, basic and diluted	$8.25	$1.23

During the periods ended June 30, 2026 and 2025, there were no potentially dilutive instruments affecting weighted average number of shares, and hence diluted earnings per share equals basic earnings per share for the years presented.

10.Revenue

The table below presents an analysis of revenue generated from voyage and time charter agreements:

	For the six months ended June 30,
USD	2026	2025
Voyage charter	$474,256,881	$172,125,286
Time charter	14,760,712	1,969,500
Total	$489,017,593	$174,094,786

IFRS 15 Revenue from Contracts with Customers

The table below presents an analysis of earned revenue in the spot market (voyage charter):

	For the six months ended June 30,
USD	2026	2025
Freight	$403,763,446	$158,445,650
Demurrages	70,493,435	13,679,636
Total	$474,256,881	$172,125,286

Revenue was $489.0 million for the period ended June 30, 2026, an increase of $314.9 million, from $174.1 million for the period ended June 30, 2025. The increase in revenue was primarily due to the increase in the fleet and due to the higher employment rates for the vessels.

Lease and non-lease components of revenue

The table below presents an analysis of earned revenue under time charter agreements:

	For the six months ended June 30,
USD	2026	2025
Lease component	$13,355,987	$1,698,950
Non-lease component	1,404,725	270,550
Total	$14,760,712	$1,969,500

Revenue by continent

The table below presents revenue generated per continent, based on the Group’s customers’ headquarters:

	For the six months ended June,
USD	2026	2025
Europe	$267,995,906	$92,258,864
Asia	185,857,250	64,445,219
North America	34,531,947	13,625,121
South America	632,490	3,765,582
Total	$489,017,593	$174,094,786

11.Commitments and contingencies

Vessel acquisition commitments

As of June 30, 2026, the Company had total obligations under Memorandum of Agreement amounting to $79.4 million.

Commitments under time charter agreements

As of June 30, 2026, future minimum contractual time charter revenue, based on the Company’s committed, non-cancellable time charter agreements amounted to $25,446,326, all of which is expected to be recognized within one year.

Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

12.Subsequent events

The Company’s board of directors declared a dividend of $5.25 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment is expected to be paid on August 21, 2026, to shareholders of record as of August 14, 2026. The common shares will be traded ex-dividend on the NYSE as from and including August 14, 2026, and the common shares will be traded ex-dividend on the Oslo Stock Exchange as from and including August 13, 2026. Due to the implementation of Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about August 26, 2026.

On July 2, 2026, the Company drew down the $45.0 million advance under the Nissos Tigani and Nissos Vous Facility. On July 8, 2026, the Company took delivery of Nissos Vous, the second of the two Suezmaxes under construction at Daehan Shipbuilding Co., Ltd.

The continuing military conflict involving Iran has disrupted vessel transit in and around the Strait of Hormuz, a waterway essential to the efficient shipment of crude oil and refined petroleum. Iran continues attacking vessels in the strait, and its Houthi allies have threatened to close the Bab el-Mandeb strait near the Red Sea, another important shipping passageway. These conflicts, and any closing or threatened closing of waterway passageways, have had and may continue to have an ongoing effect on vessel transit. The Company continues to monitor developments in the region and potential impacts on its operations. It is possible that such tensions and hostilities could disrupt global crude transportation routes, destabilize the global economy, and adversely affect the Company’s business, financial condition, results of operations, and cash flows.

On July 30, 2026, the Nissos Sifnos was hit by a drone while calling for loading Kazakh origin crude at the Caspian Pipeline Consortium (CPC) terminal. All our crew is safe and unharmed. The incident did not cause any spill or other pollution from the vessel, which sustained only minor damage, has departed from the terminal and is continuing its voyage operations.